March 28, 2024
Division of Corporation Finance
Office of Trade & Services
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: VOXX International Corporation
Form 10-K for Fiscal Year Ended February 28, 2023

Form 10-Q for Fiscal Quarter Ended November 30, 2023
File No. 001-09532

To Ms. Franks and Mr. Decker:

On behalf of VOXX International Corporation (the "Company" or "Voxx"), this letter shall serve as an addendum to the Company's previous letter dated February 23, 2024, which was sent in response to the Staff's comment letter dated January 29, 2024. Further to the telephone discussion between the Staff and representatives of the Company, in this letter we are providing additional information regarding our most recently filed Form 10-K for the Fiscal Year Ended February 28, 2023 and our most recently filed Form 10-Q for the Fiscal Quarter Ended November 30, 2023, as indicated above. The responses below are numbered consistent with the original comments in the January 29, 2024 letter received from the Staff.

1. In addition to our response submitted to the SEC Staff on February 23, 2024, the Company provides below the revised Consolidated Balance Sheets as of February 28, 2023, May 31, 2023, August 31, 2023, and November 30, 2023; the revised Statements of Stockholders' Equity for the years ended February 28, 2023 and February 28, 2022, and for the nine months ended November 30, 2023; and a separate Rollforward of Redeemable Equity for the years ended February 28, 2023 and February 28, 2022, and for the nine months ended November 30, 2023. We have removed the line items/columns deducting redeemable equity inside of stockholders' equity from these financial statements. The separate rollforward of Redeemable Equity within the Accounting for Stock-Based Compensation footnote in the Company's Form 10-K and Form 10Q. These presentations will be included in all future filings.

VOXX International Corporation and Subsidiaries
Consolidated Balance Sheet
February 28, 2023 (As Revised)
Assets
Current assets:
Cash and cash equivalents	$6,134
Accounts receivable, net	82,753
Inventory, net	175,129
Receivables from vendors	112
Prepaid expenses and other current assets	19,817
Income tax receivable	1,076
Total current assets	285,021
Investment securities	1,053
Equity investments	22,018
Property, plant and equipment, net	47,044
Operating lease, right of use assets	3,632
Goodwill	65,308
Intangible assets, net	90,437
Deferred income tax assets	1,218
Other assets	3,720
Total assets	$519,451
Liabilities, Redeemable Equity, Redeemable Non-Controlling Interest, and Stockholders' Equity
Current liabilities:
Accounts payable	$35,099
Accrued expenses and other current liabilities	41,856
Income taxes payable	2,276
Accrued sales incentives	21,778
Contingent consideration, current	4,500
Interim arbitration award payable	43,388
Contract liabilities, current	3,990
Current portion of long-term debt	500
Total current liabilities	153,387
Long-term debt, net of debt issuance costs	37,513
Finance lease liabilities, less current portion	63
Operating lease liabilities, less current portion	2,509
Deferred compensation	1,053
Deferred income tax liabilities	4,855
Other tax liabilities	966
Prepaid ownership interest in EyeLock LLC due to GalvanEyes LLC	7,317
Other long-term liabilities	2,947
Total liabilities	210,610
Commitments and contingencies
Redeemable equity	4,018
Redeemable non-controlling interest	(893)
Stockholders' equity:
Preferred stock:
No shares issued or outstanding	—
Common stock:
Class A, $.01 par value; 60,000,000 shares authorized, 23,960,603 shares issued and 20,589,946 shares outstanding at February 28, 2023	240
Class B Convertible, $.01 par value, 10,000,000 shares authorized, 2,260,954 shares issued and outstanding	22
Paid-in capital	292,565
Retained earnings	99,122
Accumulated other comprehensive loss	(18,680)
Less: Treasury stock, at cost, 3,370,657 shares of Class A Common Stock at February 28, 2023	(30,285)
Total VOXX International Corporation stockholders' equity	342,984
Non-controlling interest	(37,268)
Total stockholders' equity	305,716
Total liabilities, redeemable equity, redeemable non-controlling interest, and stockholders' equity	$519,451

VOXX International Corporation and Subsidiaries
Consolidated Balance Sheet
May 31, 2023 (As Revised)
Assets
Current assets:
Cash and cash equivalents	$5,235
Accounts receivable, net	65,249
Inventory, net	184,355
Receivables from vendors	135
Due from GalvanEyes LLC	1,250
Prepaid expenses and other current assets	20,401
Income tax receivable	2,054
Total current assets	278,679
Investment securities	898
Equity investments	22,038
Property, plant and equipment, net	46,298
Operating lease, right of use assets	3,449
Goodwill	64,960
Intangible assets, net	88,525
Deferred income tax assets	1,202
Other assets	2,892
Total assets	$508,941
Liabilities, Redeemable Equity, Redeemable Non-Controlling Interest, and Stockholders' Equity
Current liabilities:
Accounts payable	$46,874
Accrued expenses and other current liabilities	41,220
Income taxes payable	1,884
Accrued sales incentives	17,662
Contingent consideration, current	4,500
Interim arbitration award payable	44,375
Contract liabilities, current	3,865
Current portion of long-term debt	1,568
Total current liabilities	161,948
Long-term debt, net of debt issuance costs	33,947
Finance lease liabilities, less current portion	31
Operating lease liabilities, less current portion	2,369
Deferred compensation	898
Deferred income tax liabilities	4,629
Other tax liabilities	854
Prepaid ownership interest in EyeLock LLC due to GalvanEyes LLC	8,567
Other long-term liabilities	2,216
Total liabilities	215,459
Commitments and contingencies
Redeemable equity	4,041
Redeemable non-controlling interest	(1,187)
Stockholders' equity:
Preferred stock:
No shares issued or outstanding	—
Common stock:
Class A, $.01 par value; 60,000,000 shares authorized, 23,960,603 shares issued and 20,218,859 shares outstanding at May 31, 2023	240
Class B Convertible, $.01 par value, 10,000,000 shares authorized, 2,260,954 shares issued and outstanding	22
Paid-in capital	292,800
Retained earnings	88,384
Accumulated other comprehensive loss	(18,503)
Less: Treasury stock, at cost, 3,741,744 shares of Class A Common Stock at May 31, 2023	(34,398)
Total VOXX International Corporation stockholders' equity	328,545
Non-controlling interest	(37,917)
Total stockholders' equity	290,628
Total liabilities, redeemable equity, redeemable non-controlling interest, and stockholders' equity	$508,941

VOXX International Corporation and Subsidiaries
Consolidated Balance Sheet
August 31, 2023 (As Revised)
Assets
Current assets:
Cash and cash equivalents	$5,934
Accounts receivable, net	62,184
Inventory, net	174,195
Receivables from vendors	338
Due from GalvanEyes LLC	2,500
Prepaid expenses and other current assets	19,816
Income tax receivable	1,079
Total current assets	266,046
Investment securities	934
Equity investments	21,663
Property, plant and equipment, net	45,931
Operating lease, right of use assets	3,397
Goodwill	64,297
Intangible assets, net	86,473
Deferred income tax assets	1,209
Other assets	3,067
Total assets	$493,017
Liabilities, Redeemable Equity, Redeemable Non-Controlling Interest, and Stockholders' Equity
Current liabilities:
Accounts payable	$36,786
Accrued expenses and other current liabilities	40,036
Income taxes payable	1,593
Accrued sales incentives	18,598
Contingent consideration, current	4,500
Interim arbitration award payable	45,987
Contract liabilities, current	3,520
Current portion of long-term debt	500
Total current liabilities	151,520
Long-term debt, net of debt issuance costs	41,213
Finance lease liabilities, less current portion	366
Operating lease liabilities, less current portion	2,390
Deferred compensation	934
Deferred income tax liabilities	4,599
Other tax liabilities	875
Prepaid ownership interest in EyeLock LLC due to GalvanEyes LLC	9,817
Other long-term liabilities	2,146
Total liabilities	213,860
Commitments and contingencies
Redeemable equity	4,064
Redeemable non-controlling interest	(2,093)
Stockholders' equity:
Preferred stock:
No shares issued or outstanding	—
Common stock:
Class A, $.01 par value; 60,000,000 shares authorized, 23,975,603 shares issued and 19,966,028 shares outstanding at August 31, 2023	240
Class B Convertible, $.01 par value, 10,000,000 shares authorized, 2,260,954 shares issued and outstanding	22
Paid-in capital	292,985
Retained earnings	77,320
Accumulated other comprehensive loss	(17,654)
Less: Treasury stock, at cost, 4,009,575 shares of Class A Common Stock at August 31, 2023	(37,257)
Total VOXX International Corporation stockholders' equity	315,656
Non-controlling interest	(38,470)
Total stockholders' equity	277,186
Total liabilities, redeemable equity, redeemable non-controlling interest, and stockholders' equity	$493,017

VOXX International Corporation and Subsidiaries
Consolidated Balance Sheet
November 30, 2023 (As Revised)
Assets
Current assets:
Cash and cash equivalents	$10,393
Accounts receivable, net	91,631
Inventory, net	146,244
Receivables from vendors	1,668
Due from GalvanEyes LLC	2,547
Prepaid expenses and other current assets	20,259
Income tax receivable	1,354
Total current assets	274,096
Investment securities	909
Equity investments	21,523
Property, plant and equipment, net	45,857
Operating lease, right of use assets	3,082
Goodwill	64,122
Intangible assets, net	84,760
Deferred income tax assets	1,209
Other assets	2,831
Total assets	$498,389
Liabilities, Redeemable Equity, Redeemable Non-Controlling Interest, and Stockholders' Equity
Current liabilities:
Accounts payable	$35,818
Accrued expenses and other current liabilities	41,073
Income taxes payable	170
Accrued sales incentives	24,036
Interim arbitration award payable	46,738
Contract liabilities, current	3,341
Current portion of long-term debt	500
Total current liabilities	151,676
Long-term debt, net of debt issuance costs	47,088
Finance lease liabilities, less current portion	319
Operating lease liabilities, less current portion	2,192
Deferred compensation	909
Deferred income tax liabilities	4,777
Other tax liabilities	768
Prepaid ownership interest in EyeLock LLC due to GalvanEyes LLC	9,817
Other long-term liabilities	2,120
Total liabilities	219,666
Commitments and contingencies
Redeemable equity	4,087
Redeemable non-controlling interest	(2,691)
Stockholders' equity:
Preferred stock:
No shares issued or outstanding	—
Common stock:
Class A, $.01 par value; 60,000,000 shares authorized, 23,980,603 shares issued and 19,754,428 shares outstanding at November 30, 2023	240
Class B Convertible, $.01 par value, 10,000,000 shares authorized, 2,260,954 shares issued and outstanding	22
Paid-in capital	293,139
Retained earnings	79,232
Accumulated other comprehensive loss	(17,405)
Less: Treasury stock, at cost, 4,226,175 shares of Class A Common Stock at November 30, 2023	(38,940)
Total VOXX International Corporation stockholders' equity	316,288
Non-controlling interest	(38,961)
Total stockholders' equity	277,327
Total liabilities, redeemable equity, redeemable non-controlling interest, and stockholders' equity	$498,389

VOXX International Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity
Years Ended February 28, 2023 and February 28, 2022 (As Revised)
	Class A and Class B Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Non- controlling Interests	Treasury Stock	Total Stock- holders' Equity
Balances at February 28, 2021	264	297,145	148,906	(14,977)	(31,351)	(23,918)	376,069
Net loss	—	—	(22,333)	—	(3,649)	—	(25,982)
Other comprehensive loss, net of tax	—	—	—	(2,526)	—	—	(2,526)
Settlement of 60,693 shares of Class A Common Stock upon vesting of stock awards, net of withholding taxes	—	(856)	—	—	—	—	(856)
Repurchase of 113,000 shares of Class A Common Stock	—	—	—	—	—	(1,220)	(1,220)
Stock-based compensation expense	(1)	618	—	—	—	—	617
Balances at February 28, 2022	263	296,907	126,573	(17,503)	(35,000)	(25,138)	346,102
Net loss	—	—	(27,451)	—	(2,268)	—	(29,719)
Other comprehensive loss, net of tax	—	—	—	(1,177)	—	—	(1,177)
Cash settlement of market stock units upon vesting of 80% of award	—	(4,000)	—	—	—	—	(4,000)
Settlement of 61,337 shares of Class A Common Stock upon vesting of stock awards, net of withholding taxes	1	(404)	—	—	—	—	(403)
Repurchase of 508,439 shares of Class A Common Stock	—	—	—	—	—	(5,147)	(5,147)
Reclassification of stockholders' equity to redeemable equity	—	63	—	—	—	—	63
Settlement of SERP restricted stock units	—	(81)	—	—	—	—	(81)
Stock-based compensation expense	(2)	80	—	—	—	—	78
Balances at February 28, 2023	$262	$292,565	$99,122	$(18,680)	$(37,268)	$(30,285)	$305,716

VOXX International Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity
For the Three and Nine Months Ended November 30, 2023 (As Revised)
	Class A and Class B Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Non- controlling Interest	Treasury Stock	Total Stock- holders' Equity
Balances at February 28, 2023	$262	$292,565	$97,997	$(18,680)	$(37,268)	$(30,285)	$304,591
Prior period adjustment	—	—	1,125	—	—	—	1,125
Net loss	—	—	(10,738)	—	(649)	—	(11,387)
Other comprehensive income, net of tax	—	—	—	177	—	—	177
Repurchase of 371,087 shares of common stock	—	—	—	—	—	(4,113)	(4,113)
Stock-based compensation expense	—	235	—	—	—	—	235
Balances at May 31, 2023	262	292,800	88,384	(18,503)	(37,917)	(34,398)	290,628
Net loss	—	—	(11,064)	—	(553)	—	(11,617)
Other comprehensive income, net of tax	—	—	—	849	—	—	849
Repurchase of 267,831 shares of Class A common stock	—	—	—	—	—	(2,859)	(2,859)
Stock-based compensation expense	—	185	—	—	—	—	185
Balances at August 31, 2023	262	292,985	77,320	(17,654)	(38,470)	(37,257)	277,186
Net income (loss)	—	—	1,912	—	(491)	—	1,421
Other comprehensive income, net of tax	—	—	—	249	—	—	249
Repurchase of 216,600 shares of common stock	—	—	—	—	—	(1,683)	(1,683)
Stock-based compensation expense	—	154	—	—	—	—	154
Balances at November 30, 2023	$262	$293,139	$79,232	$(17,405)	$(38,961)	$(38,940)	$277,327

Redeemable Equity
Balance at February 28, 2021	$(3,260)
Stock based compensation expense	(290)
Balance at February 28, 2022	(3,550)
Reclassification of stockholders' equity to redeemable equity	63
Stock based compensation expense	(531)
Balance at February 28, 2023	$(4,018)

Redeemable Equity
Balance at February 28, 2023	$(4,018)
Stock based compensation expense	(23)
Balance at May 31, 2023	(4,041)
Stock based compensation expense	(23)
Balance at August 31, 2023	(4,064)
Stock based compensation expense	(23)
Balance at November 30, 2023	$(4,087)

3. In addition to our response submitted to the SEC Staff on February 23, 2024, the Company provides further discussion about its non-controlling interest in Onkyo Technology KK (“Onkyo”) classified as temporary equity. This response will address the basis for the Company not recording redemption adjustments when the balance in the Onkyo non-controlling interest is negative and the formula for the redemption price is also negative, but less negative than the non-controlling interest balance.

The Onkyo non-controlling interest is currently not redeemable as the event that needs to take place for the redemption to be exercisable has not occurred (i.e. the approval of Onkyo’s Fiscal 2025 annual financial statements). As this event will occur with the passage of time, it is probable that the non-controlling interest will become redeemable.

The redeemable non-controlling interest carrying amount is to be based upon the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., the initial carrying amount, increased or decreased for the non-controlling interest’s share of net income or loss – as well as its share of other comprehensive income or loss – and dividends) or (2) the redemption value. The redemption value is the maximum amount payable if redemption were to occur as of the balance sheet date. In certain periods, the shares did not have any redemption value as the redemption formula resulted in a negative amount. In these periods, no adjustment was made to the carrying amount of non-controlling interest that resulted after application of the measurement guidance in ASC 810-10 as there was no amount that the non-controlling interest holder would receive if they redeem at the end of that reporting period.

4. In addition to our response submitted to the SEC Staff on February 23, 2024, the Company provides additional explanation and information pertaining to the errors identified in the second quarter of Fiscal 2024. The errors were made in the fourth quarter of Fiscal 2023 and the first quarter of Fiscal 2024. The errors were corrected in the second quarter of Fiscal 2024 with a retained earnings adjustment for the error amounts related to the fourth quarter of Fiscal 2023, and with an out-of-period adjustment recorded for the error amounts related to the first quarter of Fiscal 2024. As a result, the year-to-date results for the second quarter and third quarter of Fiscal 2024 were reported correctly.

Reporting the correction of an error depends on the materiality of the errors to both the current period and prior period financial statements. The methods available to correct errors are presented below:

1.
Out-of-period adjustment – An error is corrected within the current period as an out-of-period adjustment when it is clearly immaterial to both current and prior periods.
2.
Revision (“Little r restatement”) – An error is corrected through a “Little r restatement” (also referred to as a revision restatement) when the error is immaterial to the prior period financial statements; however, correcting the error in the current period would materially misstate the current period financial statements. Errors that are clearly immaterial to both current and prior periods can also be corrected through a revision restatement.
3.
Restatement (“Big R Restatement”) – An error is corrected through a “Big R Restatement” (also referred to as re-issuance restatements) when the error is material to the prior period financial statements.

The tables previously provided in our February 23, 2024 response letter, which have been included below for your reference, assessed if the errors, both the error made in the fourth quarter of Fiscal 2023 and the error made in the first quarter of Fiscal 2024, were material to the prior period financial statements (i.e. was a “Big R Restatement” necessary). All line items impacted by the errors are presented below. There are no line items on the income statement impacted by the error above “Less: net income (loss) attributable to non-controlling interest,” as the error eliminates in consolidation, except for the non-controlling interest impact of the error. It was concluded, based upon the quantitative and qualitative analysis provided, that a Big R Restatement was not necessary. Specifically, quantitatively, the only line items that reflect a significant percentage change are the “Less: net income (loss) attributable to non-controlling interest” line on the income statement and the “Redeemable non-controlling interest” line on the balance sheet. The significant percentage of the errors on these line items is due to the small balance in these line items and not due to a significant error in dollar value. Further, these line items are not key metrics for the Company. Qualitatively, we found no negative factors that would render these small amounts material as noted in our letter of February 23, 2024. These considerations were the basis for our conclusion that these errors were not material individually or in the aggregate.

	As of May 31, 2023
	As Previously Reported	Adjustment	If Revised	% Change
Consolidated Balance Sheets
Redeemable non-controlling interest	(62)	(1,410)	(1,472)	2274.19%
Retained earnings	87,259	1,410	88,669	1.62%
Total Voxx International Corporation stockholders' equity	327,420	1,410	328,830	0.43%
Total Stockholders' equity	289,503	1,410	290,913	0.49%

	For the three months ended May 31, 2023
	As Previously Reported	Adjustment	If Revised	% Change
Consolidated Statements of Operations and Comprehensive Loss
Less: net income (loss) attributable to non-controlling interest	(967)	(239)	(1,206)	24.72%
Net income (loss) attributable to VOXX International Corporation and Subsidiaries	(10,738)	239	(10,499)	-2.23%
Comprehensive income (loss) attributable to VOXX International Corporation and Subsidiaries	(10,561)	239	(10,322)	-2.26%
Net income (loss) per common share attributable to Voxx International Corporation
Basic	(0.45)	0.01	(0.44)	-2.23%
Diluted	(0.45)	0.01	(0.44)	-2.23%

	As of February 28, 2023
	As Previously Reported	Adjustment	If Revised	% Change
Consolidated Balance Sheets
Redeemable non-controlling interest	232	(1,125)	(893)	-484.91%
Retained earnings	97,997	1,125	99,122	1.15%
Total Voxx International Corporation stockholders' equity	341,859	1,125	342,984	0.33%
Total Stockholders' equity	304,591	1,125	305,716	0.37%

	For the year ended February 28, 2023
	As Previously Reported	Adjustment	If Revised	% Change
Consolidated Statements of Operations and Comprehensive Loss
Less: net income (loss) attributable to non-controlling interest	(2,335)	(1,269)	(3,604)	54.34%
Net income (loss) attributable to VOXX International Corporation and Subsidiaries	(28,576)	1,269	(27,307)	-4.44%
Comprehensive income (loss) attributable to VOXX International Corporation and Subsidiaries	(29,753)	1,269	(28,484)	-4.27%
Net income (loss) per common share attributable to Voxx International Corporation
Basic	(1.17)	0.05	(1.12)	-4.46%
Diluted	(1.17)	0.05	(1.12)	-4.46%

The tables below are provided to assess if the correction of the fourth quarter of Fiscal 2023 error, made with a “Little r restatement” in the second quarter of Fiscal 2024, was required, or if an out-of-period adjustment would have been appropriate. Based upon the results provided in the tables below, the error correction made with a “Little r restatement” adjustment in the second quarter of Fiscal 2024 pertaining to the fourth quarter of Fiscal 2023 is immaterial. Specifically, based on the tables shown below, there were certain line items in the consolidated statements of operations and comprehensive loss, that reflects a percentage change greater than 10%. Such error percentages were magnified primarily because of the relatively small balances of the affected line items and not due to a significant error in dollar value. Additionally, we noted that for the six months ended August 31, 2023, and the nine months ended November 30, 2023, the error percentages decrease. Although the error correction in the second quarter of Fiscal 2024 could have been corrected with an out-of-period adjustment, we chose to correct the error with a “Little r” restatement, which is also an acceptable method of correcting errors that are clearly immaterial to both current and prior periods. This decision was made to be consistent with the internal reporting of the correction of the error to the royalties expense (which eliminated in consolidation).

	For the three months ended August 31, 2023
	As Previously Reported	Adjustment	If Revised	% Change
Consolidated Statements of Operations and Comprehensive Loss
Less: net income (loss) attributable to non-controlling interest	(1,513)	(1,269)	(2,782)	83.87%
Net income (loss) attributable to VOXX International Corporation and Subsidiaries	(11,064)	1,269	(9,795)	-11.47%
Comprehensive income (loss) attributable to VOXX International Corporation and Subsidiaries	(10,215)	1,269	(8,946)	-12.42%
Net income (loss) per common share attributable to Voxx International Corporation
Basic	(0.47)	0.05	(0.42)	-11.51%
Diluted	(0.47)	0.05	(0.42)	-11.51%

	For the six months ended August 31, 2023
	As Previously Reported	Adjustment	If Revised	% Change
Consolidated Statements of Operations and Comprehensive Loss
Less: net income (loss) attributable to non-controlling interest	(2,480)	(1,269)	(3,749)	51.17%
Net income (loss) attributable to VOXX International Corporation and Subsidiaries	(21,802)	1,269	(20,533)	-5.82%
Comprehensive income (loss) attributable to VOXX International Corporation and Subsidiaries	(20,776)	1,269	(19,507)	-6.11%
Net income (loss) per common share attributable to Voxx International Corporation
Basic	(0.92)	0.05	(0.87)	-5.84%
Diluted	(0.92)	0.05	(0.87)	-5.84%

	For the nine months ended November 30, 2023
	As Previously Reported	Adjustment	If Revised	% Change
Consolidated Statements of Operations and Comprehensive Loss
Less: net income (loss) attributable to non-controlling interest	(3,609)	(1,269)	(4,878)	35.16%
Net income (loss) attributable to VOXX International Corporation and Subsidiaries	(19,890)	1,269	(18,621)	-6.38%
Comprehensive income (loss) attributable to VOXX International Corporation and Subsidiaries	(18,615)	1,269	(17,346)	-6.82%
Net income (loss) per common share attributable to Voxx International Corporation
Basic	(0.85)	0.05	(0.79)	-6.35%
Diluted	(0.85)	0.05	(0.79)	-6.35%

The table below is provided to assess if the correction of the first quarter of Fiscal 2024 error that was made with an out-of-period ("OOP") adjustment in the second quarter of Fiscal 2024 was appropriate, or was a “Little r restatement” necessary.

	For the three months ended August 31, 2023
	As Previously Reported (including OOP Adjustment)	Reverse OOP Adjustment	Results without OOP Adjustment Q1FY24	% Change
Consolidated Statements of Operations and Comprehensive Loss
Less: net income (loss) attributable to non-controlling interest	(1,513)	239	(1,274)	-18.76%
Net income (loss) attributable to VOXX International Corporation and Subsidiaries	(11,064)	(239)	(11,303)	2.11%
Comprehensive income (loss) attributable to VOXX International Corporation and Subsidiaries	(10,215)	(239)	(10,454)	2.29%
Net income (loss) per common share attributable to Voxx International Corporation
Basic	(0.47)	(0.01)	(0.48)	2.11%
Diluted	(0.47)	(0.01)	(0.48)	2.11%

As a result of the above table, the error correction made with an out-of-period adjustment in the second quarter of Fiscal 2024 pertaining to the first quarter of Fiscal 2024 is immaterial and the out-of-period adjustment was appropriate. Regarding the significant percentage error on the “Less: net income (loss) attributable to non-controlling interest” line item, we note that this percentage is only significant due to the small balance in the line time itself, not due to the size of the error. Further, this line item is not considered a key metric used by a reader of the financial statements. This is not a line item that we receive any questions or comments on by readers.

We acknowledge that the presentation of the “Little r restatement” was incorrectly included in the Statement of Stockholders’ Equity as part of the roll forward activity of the second quarter rather than as an adjustment to the retained earnings of February 28, 2023 (the earliest period presented that was affected by the error). We have corrected this presentation on the draft Statement of Stockholders’ Equity that was provided in response to the first comment. We will present the correct presentation of the retained earnings adjustment in all future filings. Additionally, we propose the following change in future filings for disclosure of the “Little r restatement.”

New proposed disclosure to be included in our Form 10K:

Revision of Previously Issued Financial Statements

During its second quarter ended August 31, 2023, the Company discovered an error in its financial statements related to third-party royalty expense that was incorrectly recorded on a wholly owned subsidiary in the quarter ended February 28, 2023. These royalty expenses should have been recorded to its OTKK subsidiary, and as a result, it was determined that the net loss attributable to the noncontrolling interest related to OTKK was understated in the Company’s Consolidated Statement of Operations and Comprehensive Loss for the year ended February 28, 2023. Prior to the fourth quarter of Fiscal 2023, the third-party royalty expense was recorded properly on the OTKK subsidiary. Based on a quantitative and qualitative analysis, the Company concluded that the adjustment was not material to any prior annual or interim periods.

We have corrected the relevant prior period of our consolidated financial statements and related footnotes for this immaterial error for comparative purposes and will also correct previously reported financial information for such immaterial error in future filings, as applicable. A summary of the corrections are as follows:

	As of February 28, 2023
	As Previously Reported	Adjustment	As Revised
Consolidated Balance Sheets
Redeemable non-controlling interest	232	(1,125)	(893)
Retained earnings	97,997	1,125	99,122
Total Voxx International Corporation stockholders' equity	341,859	1,125	342,984
Total Stockholders' equity	304,591	1,125	305,716

	For the year ended February 28, 2023
	As Previously Reported	Adjustment	As Revised
Consolidated Statements of Operations and Comprehensive Loss
Less: net income (loss) attributable to non-controlling interest	(2,335)	(1,269)	(3,604)
Net income (loss) attributable to VOXX International Corporation and Subsidiaries	(28,576)	1,269	(27,307)
Comprehensive income (loss) attributable to VOXX International Corporation and Subsidiaries	(29,753)	1,269	(28,484)
Net income (loss) per common share attributable to Voxx International Corporation
Basic	(1.17)	0.05	(1.12)
Diluted	(1.17)	0.05	(1.12)

In connection with your review of the Company’s filings on Form 10-K for the Fiscal Year Ended February 28, 2023 and Form 10-Q for the Fiscal Quarter Ended November 30, 2023, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures in its filings with the SEC, notwithstanding any review, comments, action, or absence of action by the staff.

If you have any additional comments or should you require any supplemental information, please do not hesitate to contact me.

Sincerely,

/s/ Loriann Shelton

Loriann Shelton

Senior Vice President, Chief Operating Officer, Chief Financial Officer